Filed Pursuant to Rule 253(g)(2)

File No. 024-11179

Supplement No. 5 to Offering Circular dated June 4, 2020

365 5th Ave South, Suite 201

Naples, FL 34102

(239) 666-3440

www.remembrancegroup.com

This Offering Circular Supplement No. 5 (the “Supplement No. 5”) relates to the Offering Circular of Remembrance Group, Inc. (the “Company”), dated June 4, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,200,000 shares of Series A Redeemable Preferred Stock (the “Shares”) at an offering price of $10.00 per share, for a maximum offering amount of $12,000,000 (the “Offering”). There is a minimum initial investment amount per investor of $5,000 for the series A preferred stock and any additional purchases must be made in increments of at least $100.

This Supplement No. 5 should be read in conjunction with the Offering Circular, Offering Circular Supplements No. 1, No. 2, No. 3, and No.4 filed with the Securities and Exchange Commission on September 25, 2020, December 8, 2020, December 29, 2020, January 13, 2021, respectively (the “Prior Supplements”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

This Supplement No. 5 is being filed to disclose the following matters:

1.	The resignation of Ian Beadle from the board of directors (the “Board”) of the Company. See attached Form 1-U relating to this resignation and its approval.

2.	The appointment Paul Rosenberg to the Board as an independent director of the Company. See attached Form 1-U relating to this appointment.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular, as supplemented by this Supplement No. 5, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 5 to Offering Circular is April 8, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 7, 2021 (February 1, 2021)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

ITEM 9.	RESIGNATION OF A DIRECTOR AND APPOINTMENT OF A DIRECTOR

On February 1, 2021, the board of directors (the “Board”) of Remembrance Group, Inc. (the “Company”) received and approved the resignation of Ian Beadle from the Board.

In order to fill the existing vacancy on the Board created by the resignation of Ian Beadle, the Board appointed Paul Rosenberg to the Board as an independent director of the Company, effective February 1, 2021.

Mr. Rosenberg began his professional career in the telecom industry having founded National Telecoin Corp. which he sold in 2007. In addition to his interests in the telecom industry, since 2008, Mr. Rosenberg has been self-employed, in the business of investing in and developing real estate in New Jersey and Pennsylvania as well as on the southeast coast of Florida. Mr. Rosenberg received his bachelor’s degree from Dickinson College, Carlisle, PA in 1986.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 7, 2021	REMEMBRANCE GROUP, INC.

	By:	/s/ Dennis L. Smith
Dennis L. Smith
Chief Executive Officer